UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 001-33458

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Teradata Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TERADATA CORPORATION

2835 Miami Village Dr.

Miamisburg, Ohio 45342

TERADATA SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

Teradata Savings Plan

Dayton, Ohio

We have audited the accompanying statements of net assets available for benefits of Teradata Savings Plan (the Plan) as of December 31, 2009 and 2008 and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008 and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Battelle & Battelle LLP

June 25, 2010

Dayton, Ohio

TERADATA SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	At December 31,
	2009	2008
Assets
Cash	$65,486	$—
Investments, at fair value:
Mutual funds	158,777,306	196,063,822
Common/collective trust funds	278,312,430	100,947,228
Money market funds	31,395,600	58,320,513
Teradata Corporation common stock	32,039,208	16,884,356
Participant loans	5,622,212	4,882,409

Total investments	506,146,756	377,098,328
Contributions receivable
Employer	60,004	—
Participants	97,606	—

Total contributions receivable	157,610	—

Other receivables	244,424	444

Total assets	506,614,276	377,098,772

Liabilities
Accounts payable	23,735	57,880
Accrued expenses	261,196	—

Total liabilities	284,931	57,880

Net assets available for benefits	$506,329,345	$377,040,892

The accompanying notes are an integral part of these audited financial statements

TERADATA SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2009
Additions to net assets attributed to:
Investment income:
Net increase in fair value of investments	$104,791,790
Interest and dividends	3,966,987

Total investment income	108,758,777

Contributions:
Participants	32,832,889
Employer, net of forfeitures	15,040,550

Total contributions	47,873,439

Total additions	156,632,216

Deductions from net assets attributed to:
Benefits paid to participants	27,073,690
Administrative expenses	270,073

Total deductions	27,343,763

Net increase in net assets	129,288,453
Net assets available for benefits:
Beginning of year	377,040,892

End of year	$506,329,345

The accompanying notes are an integral part of these audited financial statements.

TERADATA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF THE PLAN

General

The Teradata Savings Plan (the “Plan”) is a defined contribution plan established on October 1, 2007 by the Board of Directors of Teradata Corporation (“Teradata” or the “Company”). The Plan is designed to qualify as a profit-sharing plan with a qualified cash or deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended. It is also subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

The Plan covers substantially all eligible U.S. employees of the Company (other than certain categories of part-time, temporary and intern employees).

Contributions and Funding

All eligible employees of the Company may defer a portion of their compensation by making tax-deferred contributions, as well as after-tax contributions, to the Plan. Participants may elect to contribute up to fifty percent of their eligible compensation, up to certain Internal Revenue Service (“IRS”) limits. Maximum contribution percentage limits are also imposed on the tax-deferred contributions and after-tax contributions made by participants with prior year compensation of $105,000 and over. Annual tax-deferred contributions per participant for the 2009 Plan year were limited to $16,500.

For each dollar contributed by a participant, up to a maximum six percent of compensation, the Company funds an additional matching amount. The employer matching contribution for all participants is one hundred percent of the first four percent of pay contributed by the participant, plus fifty percent of the next two percent of pay.

The Plan allows employees aged 50 and older to elect to make additional catch-up contributions, subject to IRS limits. Catch-up contribution amounts are not eligible for employer matching contributions. The annual limit on catch-up contributions was $5,500 in 2009.

Participants direct their contributions, as well as the Company’s matching contributions, among various investment options, including target date funds, market index funds, actively managed funds, self directed brokerage and the Teradata Unitized Stock Fund, which invests primarily in Teradata Common Stock.

Vesting and Forfeitures

Participants are immediately vested in their contributions plus actual earnings on their contributions. Company matching contributions vest in increments of one-fifth each year, over a five-year period beginning with the participant’s hire date.

Participants become immediately and fully vested in their account (i) upon attainment of age 65, (ii) upon termination of employment due to a “reduction in force,” (iii) in the event of death, or (iv) in the event of total and permanent disability. Upon termination of employment, participants are entitled to full distribution of their contributions and all vested Company matching contributions; all non-vested Company matching contributions are forfeited. These forfeitures are reallocated and used to reduce future Company matching contributions. During the Plan year, forfeitures used to offset Company matching contributions were immaterial in relation to the Plan taken as a whole.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company contributions and Plan earnings. Participants’ accounts are valued on a daily basis. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to $50,000 or 50% of their vested account balance, whichever is less. The loans are collateralized by 50% of the vested balance in the participant’s accounts and bear interest at a fixed rate based on the prime rate in effect on the last day of the preceding month plus 1%, using the prime rate reported by Reuters. The term of the loan may be between one and five years. Principal and interest is paid ratably through bi-weekly payroll deductions. Upon default, participants are considered for tax purposes to have received a distribution and are subject to income taxes on the outstanding amount of the loan at the time of default.

Withdrawals and Benefits

Participants may withdraw any employee tax-deferred contributions during their employment in the case of a “hardship” (as defined by the Plan) or in the case of Qualified Reservist called to active duty, and participants may withdraw after-tax employee contributions (plus earnings) for any reason. Participants may not withdraw any Company matching contributions or any earnings on Company matching contributions until they attain age 59  1/2 or terminate employment with the Company. Participants may withdraw vested balances upon reaching age 59  1/2, or upon termination of employment.

Upon termination of employment, a participant receives a lump-sum amount equal to the value of the vested portion of their account if it is less than $1,000 (unless the participant chooses a direct rollover within 90 days). Terminated participants with more than $1,000 in vested benefits may elect to receive a direct rollover to another tax-qualified plan or IRA, a lump-sum payment or quarterly cash installments, or, if the participant has not attained age 70  1/2 , may leave the vested benefits within the Plan until reaching age 70  1/ 2. Upon the death of a participant, the participant’s beneficiary shall be eligible to receive a distribution of the participant’s account.

Termination of the Plan

The Company currently has no plans to terminate the Plan; however, the Company reserves the right to terminate the Plan at any time by action of the Board of Directors.

Risk and Uncertainties

The Plan provides for various investment options in several investment securities and instruments. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and changes therein. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Investments in mutual funds and common/collective trusts are valued at the closing net asset values of the funds on the last day of the Plan fiscal year. Teradata Corporation common stock is valued at the last quoted sales price on the New York Stock Exchange on the last business day of the Plan fiscal year. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Realized gains and losses from security transactions are reported on the average cost method.

Plan Expenses

A portion of the Plan’s administrative expenses are paid by Teradata.

Payments to Withdrawing Participants

The Plan records payments to withdrawing participants at the time of disbursement.

Rollover Contributions

Participant rollover contributions are included as participant contributions in the Statement of Changes in Net Assets Available for Benefits.

Subsequent Events

We have evaluated all subsequent events through the date these statements were issued and filed with the United States Securities and Exchange Commission (“SEC”).

Recent Accounting Pronouncements

Accounting Standards Codification. The Accounting Standards Codification (“ASC”) has become the source of authoritative accounting principles recognized by the Financial Accounting Standards Board (“FASB”) to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. The ASC is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The ASC has superseded all accounting standards not issued by the SEC. The ASC only changes the referencing of financial accounting standards and does not change or alter existing GAAP.

Subsequent Events. In May 2009, the FASB issued an update related to subsequent events. This new guidance modifies the definition of what qualifies as a subsequent event—those events or transactions that occur following the balance sheet date, but before the financial statements are issued, or are available to be issued—and requires companies to disclose the date through which it has evaluated subsequent events and the basis for determining that date. The adoption of this new standard did not have a material impact on the Plan’s Financial Statements.

Fair Value. In April 2009, the FASB issued an update dealing with determining fair value when the volume and level of activity for the asset or liability have significantly decreased and for identifying transactions that are not orderly. This update, which is effective for interim and annual reporting periods ending after June 15, 2009, provides additional guidance for determining fair value and requires new disclosures regarding the categories of fair value instruments, as well as the inputs and valuation techniques utilized to determine fair value and any changes to the inputs and valuation techniques during the period. The adoption of this standard did not have a material effect on the Plan’s Financial Statements.

Additionally, in January 2010 the FASB issued another update on the topic of fair value. This update will require additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 3 fair value measurements, and the transfers between Levels 1, 2, and 3. The Plan will adopt this new accounting standards update in the year ending December 31, 2010 except for the provisions of this update that will be effective in the year ending December 31, 2011. The Plan is currently evaluating the impact of its pending adoption on the Plan’s financial statements.

3. INVESTMENTS

The following presents investments that represent five percent or more of the Plan’s net assets:

December 31, 2009
Fidelity BrokerageLink*	$67,750,198
2025 Retirement Strategy	$47,888,867
2020 Retirement Strategy	$42,191,670
NTGI Aggregate Bond Index	$37,735,811
2030 Retirement Strategy	$34,129,826
Teradata Corporation common stock	$32,039,208
Fidelity Contrafund - Class K	$28,785,444

December 31, 2008
NTGI - QM Collective Daily Aggregate Bond Fund	$45,975,936
Fidelity Retirement Money Market	$31,786,214
NTGI - QM Collective Daily S&P Equity Index	$19,513,466

*	Represents the aggregate value of participant-directed mutual fund investments held within the Self-Directed Brokerage at Fidelity, which is a party-in-interest.

During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) increased in net value by $104,791,790 as follows:

Year Ended December 31, 2009
Mutual funds (including self directed brokerage)	$52,638,804
Common/collective trusts	33,693,250
Teradata Corporation Common Stock	18,459,736

$104,791,790

4. FAIR VALUE MEASUREMENTS

The Company follows the accounting standard dealing with fair value measurements for financial and non-financial assets and liabilities recorded at fair value on a recurring basis, wherein a three-tier fair value hierarchy prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets for identical assets or liabilities; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable, quoted prices in active markets for similar assets or liabilities, or quoted prices in less-active markets for identical assets; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

Common stocks, mutual funds and money market funds: Values derived from quoted market prices in active markets.

Common/collective trust funds: Valued at the net asset value (“NAV”) of shares held by the Plan at year end, as reported to the Plan by the trustee, which represents the fair value of shares held by the Plan. A fund’s NAV reflects an exit price, is the same for all holders of the fund, and provides the basis for current transactions.

Participant loans: Valued at their outstanding balances, which approximates fair value.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009:

	December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Signficant Unobservable Inputs (Level 3)
Mutual funds:
Other	$67,750,198	$67,750,198	$—	$—
Large cap	32,951,563	32,951,563	—	—
Income	20,653,121	20,653,121	—	—
Small cap	19,942,917	19,942,917	—	—
International	17,479,507	17,479,507	—	—
Teradata Corporation common stock	32,039,208	32,039,208	—	—
Money market funds	31,395,600	31,395,600	—	—
Common/collective trust funds	278,312,430	—	278,312,430	—
Participant loans	5,622,212	—	—	5,622,212

Total Assets at fair value	$506,146,756	$222,212,114	$278,312,430	$5,622,212

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Signficant Unobservable Inputs (Level 3)
Mutual funds	$196,063,822	$196,063,822	$—	$—
Money market funds	58,320,513	58,320,513	—	—
Teradata Corporation common stock	16,884,356	16,884,356	—	—
Common/collective trust funds	100,947,228	—	100,947,228	—
Participant loans	4,882,409	—	—	4,882,409

Total Assets at fair value	$377,098,328	$271,268,691	$100,947,228	$4,882,409

The table below sets forth a summary of changes in the fair value of Plan’s level 3 assets for the year ended December 31, 2009:

Participant Loans
Balance as of January 1, 2009	$4,882,409
Issuances, repayments and settlements, net	739,803

Balance as of December 31, 2009	$5,622,212

5. RELATED PARTY TRANSACTIONS (PARTIES-IN-INTEREST)

Fees paid for trustee, third-party administration, and investment advisory services rendered by parties-in-interest totaled $270,073 in 2009.

Related party transactions consisted of loans made to participants and investments in Teradata Corporation Common Stock. At December 31, 2009 the Plan held 1,019,383 shares of Teradata common stock valued at $32,039,208. At December 31, 2008 the Plan held 1,138,527 shares of Teradata common stock valued at $16,884,356. Additionally, Fidelity Investments (“Fidelity”) serves as a manager of certain Plan investments. An affiliate of Fidelity serves as the record keeper for the Plan’s participant data. Another affiliate of Fidelity serves as the trustee of the Plan. The cash receipts and cash disbursements from these investments constitute related party transactions. None of these related party transactions are prohibited transactions as defined under the Employee Retirement Income Security Act of 1974, as amended.

6. TAX STATUS

The Company has not yet received a determination letter from the Internal Revenue Service as to the qualified status of the Plan under Section 401(a) of the Internal Revenue Code (“the Code”). However, the Plan is substantially identical, in all material respects, to the NCR Savings Plan, which has received such a determination letter, and is currently being operated in compliance with the applicable requirements of the Code. Therefore, the Company believes that the Plan is qualified and the related Trust is exempt from federal income taxes under Section 501(a) of the Code. Accordingly, income taxes are not provided for in the accompanying financial statements. Participant contributions, except for those contributions which participants elect to be tax-deferred under Section 401(k), are taxable to the participants in the year their contributions are made.

Participants are liable for federal income taxes relative to their Section 401(k) contributions, the Company matching contributions and the earnings of the Plan when the contributions are distributed to them.

TERADATA SAVINGS PLAN

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i – Schedule of Assets Held (at End of Year)**

EIN – 75-3236470

Plan – 001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost****	(e) Current Value
	Common Stock
*	Teradata Corporation	1,019,383 shares		$32,039,208

	Common/Collective Trusts:
	2010 Retirement Strategy	924,579 shares		$11,390,819
	2015 Retirement Strategy	1,993,098 shares		24,933,655
	2020 Retirement Strategy	3,327,419 shares		42,191,670
	2025 Retirement Strategy	3,729,663 shares		47,888,867
	2030 Retirement Strategy	2,645,723 shares		34,129,826
	2035 Retirement Strategy	1,368,828 shares		17,794,764
	2040 Retirement Strategy	646,646 shares		8,399,936
	2045 Retirement Strategy	206,434 shares		2,590,750
	2050 Retirement Strategy	91,825 shares		1,156,997
	Northern Trust EAFE Index Fund	890,220 shares		6,560,918
	Northern Trust Russell 2000® Index Fund	1,169,080 shares		9,446,163
	Northern Trust S&P 500® Index Fund	3,264,565 shares		25,006,571
	Northern Trust Barclays Capital Aggregate Index Fund	3,310,159 shares		37,735,811
	Northern Trust Russell 3000® Index Fund	303,904 shares		3,902,132
*	Fidelity Managed Income Portfolio	5,183,551 shares		5,183,551

	Total common/collective trust funds			$278,312,430

	Mutual Funds
	Wells Fargo Small Cap Growth Instl CL	526,468 shares		$6,143,883
	Allianz NFJ Small-Cap Value Fund Administrative Class	596,071 shares		13,799,034
	Janus Overseas CL S	235,510 shares		10,004,455
*	Fidelity Contrafund - Class K	494,171 shares		28,785,444
	Sound Shore Fund	145,770 shares		4,166,119
	PIMCO Total Return Inst CL	1,912,326 shares		20,653,121
	Lazard Emerging Mkts Equity Instl CL	415,050 shares		7,475,052
*	Fidelity BrokerageLink***			67,750,198

	Total mutual funds			$158,777,306

	Money Market Funds
*	Fidelity U.S. Treasury Money Market Fund	19,672,517 shares		$19,672,517
*	Fidelity Institutional Money Market - Money Market Portfolio - Class I	355,584 shares		355,584
*	Fidelity BrokerageLink***			11,367,499

	Total money market funds			$31,395,600

*	Participant Loans	*****		$5,622,212

	TOTAL			$506,146,756

*	Identifies a party-in-interest to the Plan.
**	This schedule represents those assets required to be reported under Section 2520.103-11 of the Department of Labor’s Rules and Regulations, and Form 5500 Schedule H, Line 4i.
***	These line items represent the aggregate value of participant-directed mutual fund and money market fund investments held within the Self-Directed Brokerage at Fidelity, which is a party-in-interest.
****	Per Section 2520.103-11(d) of the Department of Labor’s Rules and Regulations, cost may be omitted as all investments are participant directed.
*****	The participant loan interest rates are between 4.25% - 9.25%. The loan terms are between one and five years.

EXHIBIT LISTING

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

SIGNATURES

Teradata Savings Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Teradata Corporation, the administrator of the Teradata Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Teradata Savings Plan

Date: June 25, 2010	By:	/s/ Stephen M. Scheppmann
Stephen M. Scheppmann Executive Vice President and Chief Financial Officer